UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)
    ☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2024
OR
     ☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-3863
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
L3Harris Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
L3Harris Technologies, Inc.
1025 West NASA Blvd.
Melbourne, Florida 32919

L3HARRIS RETIREMENT SAVINGS PLAN
Audited Financial Statements and Supplemental Schedule
As of December 31, 2024 and 2023
and for the Year Ended December 31, 2024

L3HARRIS RETIREMENT SAVINGS PLAN
Index to Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm - Weaver and Tidwell, LLP	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2024	3

Notes to the Financial Statements	4

Supplemental Schedule:

Schedule of Assets (Held at End of Year) as of December 31, 2024	12

Exhibit Index:	13

23.1 Consent of Independent Registered Public Accounting Firm - Weaver and Tidwell, LLP

Signature	14

All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Employee Benefits Committee of the L3Harris Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the L3Harris Retirement Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2019.
/s/Weaver and Tidwell L.L.P
WEAVER AND TIDWELL, LLP
Bethesda, MD
June 13, 2025

L3HARRIS RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023
(In thousands)

	December 31, 2024	December 31, 2023
ASSETS
Plan interest in Master Trust	$16,171,216	$14,008,507

Receivables:
Participant contributions receivable	—	260
Employer matching contributions receivable	0	152
Due from another plan	0	1,247,176
Notes receivable from participants	145,570	128,269

Total receivables	145,570	1,375,857

Total assets	16,316,786	15,384,364
LIABILITIES
Accrued administrative expenses	3,352	4,106

Total liabilities	3,352	4,106

Net assets available for benefits	$16,313,434	$15,380,258

The accompanying notes are an integral part of these financial statements.

L3HARRIS RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2024
(In thousands)

Additions:
Contributions:
Employer (in-kind benefit)	$264,367
Participant (other than rollovers)	536,583
Participant rollovers	74,279

Total contributions	875,229
Interest on notes receivable from participants	10,626

Total additions	885,855

Deductions:
Benefits paid to participants	1,940,360
Administrative expenses	3,631

Total deductions	1,943,991

Plan interest in master trust, net investment gain	1,991,312

Net change in plan assets available for benefits	933,176
Net assets available for benefits:
Beginning of year	15,380,258

End of year	$16,313,434

The accompanying notes are an integral part of these financial statements.

L3HARRIS RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2024 and 2023
NOTE 1 — DESCRIPTION OF PLAN
The following description of the L3Harris Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.General — The Plan is a defined contribution plan with a 401(k) feature covering eligible employees of L3Harris Technologies, Inc. (“L3Harris”) and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the L3Harris Employee Benefits Committee comprised of persons appointed by L3Harris. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

    The Plan is currently maintained pursuant to a January 1, 2025 plan document that has been amended from time to time.

B.     Contributions — Participants may contribute a percentage of eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations, on a pre-tax and/or an after-tax basis. After-tax contributions may be made either on a regular after-tax basis or on a designated Roth after-tax basis. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax/designated Roth after-tax limitation, as defined in the Plan document and subject to Code limitations. For any eligible employee who has completed one year of service with the Company, the Company matches up to 100% of pre-tax, regular after-tax and/or designated Roth after-tax contributions subject to a limit of 6% (5% for a participant who is accruing a cash balance benefit under the Company’s defined benefit pension plans) of eligible compensation. Special matching rules apply to certain participants who are subject to a collective bargaining agreement. Company matching contributions generally are made to the Plan in the form of L3Harris stock, except matching contributions generally are made in cash for certain participants who are subject to a collective bargaining agreement. Participants who make no election with respect to their contribution percentage generally are deemed to have elected deferment of 6% of eligible compensation on a pre-tax basis. The Company may make discretionary profit-sharing contributions to the Plan in an amount determined by the Company, allocated to eligible participants based on eligible compensation as defined in the Plan document. For the year ended December 31, 2024, no profit-sharing contributions were made. Additional Company contributions may be made on behalf of participants who are subject to a collective bargaining agreement or to satisfy, in part, the Company’s obligations to certain participants under wage determination or similar laws. In addition, participants may rollover amounts to the Plan from other qualified retirement plans or certain individual retirement accounts (“IRAs”).

C.    Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her regular after-tax account balance or rollover account balance. A participant may also receive a distribution while employed for financial hardship, as defined in the Plan document, after attainment of age 59 1/2 or in certain cases, in connection with active military duty or, effective January 1, 2025, domestic abuse. Upon retirement or other termination of employment, a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested account, or installments of his or her vested account over a future period. Alternatively, a participant generally will be eligible to rollover his or her vested account to an eligible retirement plan or IRA. In addition, certain other distribution options applicable to assets merged into the Plan have been preserved, as legally required.
D.    Participant Loans — The participant loan program permits participants to borrow against their pre-tax, regular after-tax, qualified non-elective, designated Roth after-tax and rollover accounts. A participant may borrow in increments of $100 from a minimum of $500 to a maximum of up to 50% of the vested portion of the participant’s account or $50,000, whichever is lower, within certain limitations established by the Plan document. Payback periods range from one to five years unless the loan is to be used for the purchase of a principal residence, in which case the payback period generally may not exceed ten years. Certain loans that transferred into the Plan via the acquisition of another plan’s assets may have a payback period exceeding ten years. Interest rates are established by the Plan Administrator based on market rates. Loans are paid back ratably through payroll deductions (or, if the participant is not receiving paychecks, then they are paid back by personal, certified or cashier’s check, money order or electronic transfer). The outstanding loans have been established as a separate fund.

E.     Participant Accounts — Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
F.    Vesting — Participants are immediately vested in their pre-tax, regular after-tax, designated Roth after-tax, qualified non-elective and rollover contributions plus earnings thereon. Participants also are immediately vested in Company contributions other than Employer matching and any profit-sharing contributions, plus earnings thereon. Vesting in the Employer matching and any profit-sharing contributions, plus earnings thereon, is based on years of service, as defined in the Plan document. A participant is generally 100% vested after three years of service (four years of service for participants who terminated prior to 2020), based on the following schedule.

Years of Service	Participant with one hour of service on or after January 1, 2020 Vesting Percentage	Participant without an hour of service on or after January 1, 2020 Vesting Percentage
Less than 1 year	0%	0%
1 year	25%	25%
2 years	50%	50%
3 years	100%	75%
4 years	—	100%

However, certain vesting schedules applicable to assets merged into the Plan have been preserved, as legally required, and may result in the vesting of Employer matching and any profit-sharing contributions, plus earnings thereon, more quickly than described above. In addition, in the event of a disposition by the Company of a business or substantially all of the assets of a business, the participants impacted by such disposition may in certain circumstances become 100% vested in Employer matching and any profit-sharing contributions, plus earnings thereon.
A participant also becomes 100% vested in Employer matching and any profit-sharing contributions, plus earnings thereon, upon attainment of age 55 while employed or upon his or her termination of employment on account of his or her death or disability (as defined in the Plan document), or if a participant dies while on leave of absence due to qualified military service.
In addition, special vesting applies to certain participants in the Plan who are subject to a collective bargaining agreement. Certain of such participants are immediately vested in their Employer matching and any profit-sharing contributions, plus earnings thereon, and certain others become vested in their Employer matching and any profit sharing contributions, plus earnings thereon, as follows:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%
G.     Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions plus earnings thereon unless the participant returns to employment within five years. The forfeited contributions are used, in the order determined by the Plan Administrator, to restore the accounts of recently located missing participants; to restore the accounts of participants whose benefits previously were forfeited and who are reemployed prior to incurring a break in service of five consecutive years; to fund any Company contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; and to reduce future contributions to the Plan by the Company; and, if any forfeitures remain after use as previously specified, to pay Plan administrative expenses. Forfeited amounts included in Plan assets at December 31, 2024 and 2023 were $2,938,578 and $2,103,378, respectively. For the year ended December 31, 2024, Company contributions to the Plan were reduced by $6,349,131 from forfeited non-vested accounts.
.
H.     Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

I.     Investment Options — Upon enrollment in the Plan, a participant may direct Company and participant contributions into any of several investment options (including the L3Harris Stock Fund) and/or a brokerage window account. The L3Harris Stock Fund is a unitized fund as of December 31, 2024 and 2023. As a unitized fund, the fund’s value is determined by its underlying assets consisting primarily of common shares of L3Harris stock, but also some short-term liquid investments. The fund’s unit price is computed by the Trustee daily. Shares of common stock held in the L3Harris Stock Fund as of December 31, 2024 and 2023 are valued at the last reported quoted market price of a share on the last trading day of the year. A participant may transfer amounts from other investment options into the L3Harris Stock Fund, provided that no transfer shall cause more than 20% of a participant’s account to be invested in the L3Harris Stock Fund. A participant may invest no more than 20% of his or her newly made contributions to the Plan in the L3Harris Stock Fund, except that, a participant generally may elect to invest in the L3Harris Stock Fund up to 100% of newly made Company matching contributions for his or her benefit. The L3Harris Stock Fund has been designated as an “employee stock ownership plan,” which means that L3Harris is entitled to a deduction for dividends paid on shares held in the L3Harris Stock Fund. Any such dividends are 100% vested and participants are permitted to elect that such dividends either be maintained in the Plan and reinvested in the L3Harris Stock Fund or paid from the Plan in cash to the participant.

The investment options are described in detail in the Plan’s “Summary Plan Description,” which is available to all participants. In the event no investment option is selected by a participant, the default investment option for contributions is the LifeCycle Fund that is age-appropriate for the participant. Elections to change investment options can be made daily. Investments are governed by certain limitations described in the Plan document and the “Summary Plan Description.”
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Interest in Master Trust — Assets of the Plan are maintained in the L3Harris Retirement Savings Plan Master Trust (the “Master Trust”) administered by Northern Trust, as Trustee. The Plan participates in the Master Trust along with the Aviation Communications and Surveillance Systems 401(k) Plan. See Note 6 - Master Trust for further information regarding the Master Trust.
The interest in the Master Trust represents the Plan’s specific interest in the assets of the Master Trust. The assets consist of units of funds that are maintained by Northern Trust. Contributions, benefit payments and certain administrative expenses are specifically identified and charged to the Plan.
Valuation of Investments and Income Recognition — Investments are stated at fair value, except for fully‑benefit responsive investments, which are stated at contract value. For investments stated at fair value, quoted market prices are used, when available, to value investments. Investments for which quoted market prices are not available are stated at fair values as reported by the Trustee or investee company. See Note 7 — Financial Instruments for further information on the valuation of investments. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments.
Notes Receivable from Participants — Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded upon the participant’s eligibility for a Plan distribution.
Payment of Benefits — Benefits to participants or their beneficiaries are recorded when paid.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts, disclosures, and schedules. Accordingly, actual results may differ from those estimates.
Administrative Expenses — Unless otherwise elected by the Company, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the Trustee from the assets of the Master Trust attributable to the Plan.

NOTE 3 — RELATED-PARTY TRANSACTIONS
Certain Plan investments, through the Plan’s interest in the Master Trust, are managed by Northern Trust, Trustee of the Plan, and therefore these transactions qualify as exempt party-in-interest transactions. Additionally, the Plan’s recordkeeper, Fidelity Workplace Services LLC, also qualifies as an exempt party-in-interest. Fees paid by the Plan to Northern Trust for trustee services totaled $255,881 for the year ended December 31, 2024. Fees paid by the Plan to Fidelity Workplace Services LLC for record keeping services related to the Plan totaled $2,973,472 for the year ended December 31, 2024.

The Plan’s specific interest in the L3Harris Stock Fund includes 6,378,531 and 7,187,145 shares of L3Harris common stock valued at $1,341,277,592 and $1,513,756,475 as of December 31, 2024 and 2023, respectively. The Plan received aggregate dividends on the stock held within the L3Harris Stock Fund in the amount of $30,731,890 for the year ended December 31, 2024.
NOTE 4 — INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 20, 2021 stating that the Plan is qualified under Section 401(a) of the Code and the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Company believes the Plan, as amended, is qualified and the related trust is exempt from taxation.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken within twelve months that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no IRS audits of the Plan in progress for any tax periods.

NOTE 5 — CREDIT RISKS AND UNCERTAINTIES
Cash amounts at the Trustee may exceed the federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 6 — MASTER TRUST
The fair value of the assets, liabilities and investments of the Master Trust held by the Trustee and the Plan’s portion of the fair value as of December 31, 2024 and 2023 are presented in the table below:

	Master Trust Balances		Plan’s interest in Master Trust Balances
(In thousands)	2024	2023	2024	2023
ASSETS
Investments at fair value:
Brokerage window account	$917,574	$594,763	$916,557	$593,262
L3Harris common stock	1,351,012	1,525,760	1,341,277	1,513,756
Common/collective trust fund	12,645,854	10,544,445	12,607,753	10,505,973

Total investments at fair value	14,914,440	12,664,968	14,865,587	12,612,991
Investments at contract value:
Synthetic guaranteed investment contracts	1,304,902	1,396,028	1,300,629	1,390,297
Receivables:
Accrued interest & dividends	5,567	3,962	5,549	3,946
Due from broker for securities sold	726	3,133	723	3,120

Total receivables	6,293	7,095	6,272	7,066

Total assets	16,225,635	14,068,091	16,172,488	14,010,354
LIABILITIES
Due to broker for securities purchased	1,281	1,857	1,272	1,845

Total liabilities	1,281	1,857	1,272	1,845

NET ASSETS	$16,224,354	$14,066,234	$16,171,216	$14,008,509

The net investment gain of the Master Trust and the Plan’s portion of the net investment gain for the year ended December 31, 2024 are presented in the table below.

(In thousands)	Master Trust	Plan’s Portion
Net investment gain:
Net appreciation in investments	$1,894,517	$1,888,757
Interest and dividend income	102,867	102,555
Net investment gain	$1,997,384	$1,991,312

Net appreciation in the fair value of the investments consists of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation and interest and dividends are allocated to the participating plans based upon plan account balances.

NOTE 7 — FINANCIAL INSTRUMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). A three-level fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
•     Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
•     Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•     Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques for which some or all significant assumptions are not observable.
The following section describes the valuation methodologies the Master Trust uses to measure financial assets at fair value.
In general, and where applicable, the Master Trust uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets which include common stocks, convertible equity, and the brokerage window account (which includes interest bearing cash, common stocks and registered investment companies). If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable either directly or indirectly. These assets are included in Level 2 and consist of corporate, government, and municipal bonds, asset backed securities and mortgage-backed securities as of December 31, 2024 and 2023. Assets for which fair value is determined by management using assumptions that market participants would use in pricing assets are included in Level 3. As of December 31, 2024 and 2023, there were no Level 3 assets held by the Plan.
Target date common/collective trust funds share the common goal of first growing then later preserving principal and contain a mix of U.S. stocks, international stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per unit calculated by the investment’s issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. Net asset values (NAV) are reported by the funds and are supported by the underlying share prices of actual purchases and sale transactions occurring as of or close to the financial statement date. Assets measured at net asset value are exempt from the fair value hierarchy.

Assets Measured at Fair Value on a Recurring Basis
Investments in the Master Trust measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2024:

	Fair Value Measurements Using Input Type
(In thousands)	Level 1	Level 2	Level 3	Total
Assets
Brokerage window account	$917,574	$—	$—	$917,574
L3Harris common stock	1,351,012	—	—	1,351,012
Common collective trust funds
Equities	2,335,075	—	—	2,335,075
Fixed income	—	261,365	—	261,365

Total assets in the fair value hierarchy	$4,603,661	$261,365	$—	$4,865,026
Investments measured at NAV				$10,049,414
Total investments at fair value				$14,914,440

Investments in the Master Trust measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2023.

	Fair Value Measurements Using Input Type
(In thousands)	Level 1	Level 2	Level 3	Total
Assets
Brokerage window account	$594,763	—	—	$594,763
L3Harris common stock	1,525,760	—	—	1,525,760
Common collective trust funds
Equities	2,243,375	—	—	2,243,375
Fixed income	—	169,736	—	169,736

Total assets in the fair value hierarchy	$4,363,898	$169,736	$—	$4,533,634
Investments measured at NAV				$8,131,334
Total investments at fair value				$12,664,968

NOTE 8 — SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
The Plan, through its interest in the Master Trust, held fully benefit-responsive, synthetic guaranteed investment contracts (“synthetic GICs”) in the Stable Value Fund (the “Fund”) which are stated at contract value. A corresponding contract wrapper with the issuer of the synthetic GICs was also held in order to provide a variable rate of return on the cost of the investment. The interest crediting rate of synthetic GICs is based on the contract value, and the fair value, duration and yield to maturity of the portfolio of bonds underlying the synthetic GICs. The interest crediting rate is reset quarterly. The minimum crediting rate is zero percent.

The interest crediting rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

The primary variables impacting the future interest crediting rates of synthetic GICs include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets underlying the contract.

Synthetic GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of Master Trust operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment. Such events include but are not limited to the following: material amendments to the Plan or in the administration of the Fund; changes to the Master Trust’s competing investment options including the elimination of equity wash provisions; complete or partial termination of the Master Trust; the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by the Master Trust at the direction of the Company, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Company, the merger of the Master Trust with another trust, or the Company’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Fund or the Master Trust; or the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.

At this time, the Master Trust does not believe that the occurrence of any such market value adjustment-triggering event, which would limit the Master Trust’s ability to transact at contract value with participants, has occurred or is probable.

If the Master Trust defaults in its obligations under any synthetic GIC (including the issuer’s determination that the contract constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Master Trust will receive the fair value of the underlying investments as of the date of termination. With the exception of this circumstance, termination of the contract by the issuer would be settled at contract value.

NOTE 9 — TRANSFER INTO THE PLAN FROM ANOTHER PLAN
Effective December 31, 2023 the Aerojet Rocketdyne Retirement Savings Plan was merged into the Plan, resulting in recognition of a Plan receivable totaling approximately $1,247,176,000 at December 31, 2023. The Plan received all of the assets of the Aerojet Rocketdyne Retirement Savings Plan in January 2024.
NOTE 10 — SUBSEQUENT EVENTS

Subsequent to year end, the Aviation Communications and Surveillance Systems 401(k) Plan assets were transferred out of the Master Trust. There were no adjustments to the Plan’s 2024 financial statements resulting from this transaction. The Plan evaluated all other subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued, noting none requiring disclosure.

SUPPLEMENTAL INFORMATION
L3Harris Retirement Savings Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2024

Identity of Issue, Borrower, Lessor, or Similar Party	Cost	Value (In thousands)
Interest in Master Trust	$—	$16,171,216
*Participant Loan (1)	—	145,570
TOTAL	$—	$16,316,786
Note: Cost information has not been included because all investments are participant-directed.
*    Party-in-interest to the Plan
(1) Consists of participant loans with interest rates ranging from 4.25% to 10.25%, maturing through November 2049.

See Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - Weaver and Tidwell LLP

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereunto duly authorized.

L3Harris Retirement Savings Plan, by L3Harris Employee Benefits Committee, as Plan Administrator

By:	/s/ Natalie Lee
Title:	Natalie Lee, Chair
Date: June 13, 2025